UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For August 18, 2023

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Cecilia Grierson 355, Twenty Sixth Floor

1107 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

              TRANSPORTADORA DE GAS DEL SUR S.A.

                                 FINANCIAL STATEMENTS AS OF

                                 JUNE 30, 2023 AND 2022

                                    INDEX

01.ANALYSIS OF FINANCIAL CONDITION AND RESULTS    OF OPERATIONS FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2023

02.CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Statements of comprehensive income

Statements of financial position

Statements of changes in equity

Statements of cash flows

Notes to the condensed interim consolidated financial statements

03.INDEPENDENT AUDITORS´LIMITED REVIEW REPORT

TRANSPORTADORA DE GAS DEL SUR S.A.

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2023 (1)

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Company's consolidated financial statements as of June 30, 2023 and December 31, 2022, and for the six-month periods ended June 30, 2023 and 2022. These condensed interim consolidated financial statements have been prepared in accordance with and complied with IAS 34 issued by the International Accounting Standards Board (“IASB”) adopted by the Comisión Nacional de Valores ("CNV") through the provisions of Title IV, Chapter I, Section I, Article 1 – B.1 of the Rules of the CNV ("New Text 2013" or "NT 2013").

The condensed interim consolidated financial statements of the Company for the six-month periods ended June 30, 2023, 2022, 2021, 2020 and 2019 have been subject to a limited review performed jointly by Price Waterhouse & Co. S.R.L. and Pistrelli, Henry Martin and Asociados S.R.L.

Effects of inflation

On December 3, 2018, Law No. 27,468 was enacted, sanctioned on November 15, 2018, by the National Argentine Congress. Among other measures, this law abolishes Presidential Decree No. 1,269/02 —amended by Presidential Decree No. 664/2003 — through which the controlling entities (among them the CNV) had been instructed not to accept inflation adjusted financial statements. On December 26, 2018, the CNV issued Resolution No. 777/2018, by virtue of which it instructs companies that offer their shares to the public to apply the financial statements restatement method to a stable currency in line with the provisions of IAS 29 “Financial Reporting in Hyperinflationary Economies”.

In accordance with such standards, the restatement of financial statements was restarted as from July 1, 2018. In line with the restatement method, non-currency assets and liabilities are restated by an overall price index issued by the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”) since their acquisition date or last inflation adjustment (March 1, 2003).

Likewise, comparative information included in the financial statements has also been restated, but this fact has not modified the decisions based on the financial information corresponding to those fiscal years.

For further information, see “Note 4. Significant Accounting Policies – d) Restatement to constant currency – Comparative Information” to the consolidated financial statements as of December 31, 2022.

Rounding

Certain figures included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not, in all cases, been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this report may vary from those obtained by performing the same calculations using the figures in our Financial Statements. Certain numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them due to rounding.

(0) Not covered by Auditor’s Limited Review of Interim Financial Information, except for items 4, 5, 6 and 8.

1

1.Results of operations

The following table presents a summary of the consolidated results of operations for the six-month periods ended June 30, 2023 (“6M2023”) and June 30, 2022 (“6M2022”):

Activities of the Company in 6M2023 and 6M2022

Revenues

Revenues for 6M2023 decreased by Ps. 18,585 million compared to 6M2022, mainly due to the decrease in revenues from Production and Commercialization of Liquids business segment and Natural Gas Transportation business segment.

Natural Gas Transportation

During 6M2023 revenues from the Natural Gas Transportation business segment accounted for 22% of tgs total revenues (25% for 6M2022). 82% of total revenues in this segment corresponded to firm contracted capacity services (85% for 6M2022).

Revenues from the Natural Gas Transportation segment during 6M2023 reached Ps. 25,124 million (Ps. 33,359 million in 6M2022). The decrease of Ps. 8,235 million is mainly due to the lack of nominal tariff adjustment, and the negative impact that the evolution of inflation has on them.

On April 27, 2023, ENARGAS by means of Resolution No. 186/2023 approved the tariff charts contemplating a tariff increase of 95%. On April 29, 2023, by means of Decree No. 250/2023, the proposed addendum to the transitory renegotiation agreement (the "2023 Transitory Agreement") approved by the Board of Directors of tgs was ratified, allowing the entry into force of the tariff charts.

Previously, effective March 1, 2022, we received a nominal increase of 60%.

The 2023 Transitory Agreement additionally allows, among other matters and with the prior authorization of the Ministry of Economy, tgs to pay dividends (previously restricted).

2

Liquids Production and Commercialization

During 6M2023, net sales revenues corresponding to this business segment represented 63% of total net sales revenues (64% for 6M2022).

Revenues derived from the Liquid Production and Commercialization segment amounted to Ps. 71,837 million in 6M2023 (Ps 13,575 million lower than those recorded in 6M2022). This negative effect was mainly due to the fall in international prices and the negative variation in the foreign exchange rate adjusted by inflation. These effects were partially offset by the increase in the volumes sold.

Total volumes dispatched registered an increase of 9% or 49,407 tons compared to 6M2022.

Other Services

Revenues derived from the Other Services segment increased by Ps. 3,225 million in 6M2023 compared to the same period of 2022. This increase is due to higher revenues corresponding to transportation and conditioning services for natural gas in Vaca Muerta. These effects were partially offset by the negative variation in the real exchange rate.

In this business segment we continue to execute our investment plan that will allow us to play a leading role in the development of the Vaca Muerta area. Thus, during the first half of 2023 we completed the installation of two modular gas conditioning plants using Joule Thomson technology, each of them with a capacity of 3.5 MMm3/d of natural gas, and a new gasoline stabilizing tower at our Tratayén plant. This works, with an investment of US$ 22 million, implies that we currently have a natural gas treatment capacity of 14.8MMm3/d.

On June 5, 2023, ENARSA awarded us through a private tender, the operation and maintenance service of the President Néstor Kirchner Gas Pipeline ("GPNK") Tratayén - Salliqueló section. The terms of the contract are five years with an option to extend it for an additional 12 months. The operation and maintenance contract granted to tgs also includes the corresponding subway and surface facilities, in addition to the associated compressor plants in Tratayén and Salliqueló.

On July 9, 2023, the GPNK system was inaugurated and as planned by schedule it was initiated and is now currently in operation. This natural gas pipeline crosses the provinces of Neuquén, Río Negro, La Pampa and Buenos Aires, reaching an extension of 573 km with an initial transportation capacity of up to 11 MMm3/day.

Operating cost and administrative and selling expenses

Operating cost, administrative and selling expenses corresponding to 6M2023 decreased by Ps. 138 million compared to the same period of the previous year. This variation is mainly due to the decrease in (i) the cost of natural gas processed at the Cerri Complex (mainly due to a decrease in the price, measured in constant Argentine pesos), (ii) in taxes, fees, and contributions (mainly due to a decrease in tax on exports, a drop in prices and turnover tax), and (iii) depreciations. These effects were partially offset by an increase in labor costs and repair and maintenance expenses.

The following table shows the main components of operating costs, administrative and commercialization expenses, and comparisons for 6M2023 and 6M2022:

3

Net financial results

In 6M2023, the financial results experienced a positive effect of Ps. 4,556 million with respect to same period of 2022. The breakdown of net financial results is as follows:

This positive variation is mainly due to the higher gain generated by financial assets measured at fair value and the loss recognized in 6M2022 from the repurchase of notes and derivative financial instruments transactions. These effects were partially offset by the higher negative foreign exchange loss, net, and the negative loss on net monetary position recorded in 2023 as opposed to the gain in the 2022 period.

2.Liquidity

The Company’s primary sources and application of funds during 6M2023 and 6M2022 are shown in the table below:

During 6M2023 the net variation in cash and cash equivalents was positive by Ps. 6,351 million.

Cash flow from operations amounted to Ps. 50,374 million. This cash flow was Ps. 19,639 million higher than in 6M2022 due to the drop in operating income and the lower payment of income tax. These effects were offset by the increase in working capital.

4

Cash flows used in investing activities amounted to (Ps. 43,815) million, Ps. 10,067 million higher than funds applied in 6M2022 due to higher payments for acquisitions of PPE in connection with the expansion of the Tratayén Plant in Vaca Muerta and lower placements of funds. This effect was partially offset by lower acquisitions of investments not considered as funds.

Cash flows used in financing activities were Ps. 208 million.

3.Second Quarter 2023 (“2Q2023”) vs. Second quarter 2022 (“2Q2022”)

The following table presents a summary of the consolidated results of operations for the three-month periods ended June 30, 2023 (“2Q2023”) and June 30, 2022 (“2Q2022”):

During 2Q2023, the Company obtained comprehensive income of Ps. 12,101 million, compared to comprehensive income of Ps. 11,439 million obtained in the same period of 2022.

Total revenues for 2Q2023 decreased Ps. 3,751 million compared to the same period of the previous year.

Revenues from the Natural Gas Transportation segment in 2Q2023 decreased by Ps. 4,207 million, compared to 2Q2022. This negative variation was due to the fact that the tariff increases received effective March 1, 2022, of nominal 60% and effective April 29, 2023, of nominal 95% did not offset the negative effect that the variation in the Consumer Price Index ("CPI") had on inflation-adjusted revenues.

As for the Liquids Production and Commercialization segment, revenues decreased by Ps. 1,212 million in 2Q2023, mainly due to the drop in international reference prices and the decrease in the exchange rate measured in constant currency. These effects were partially offset by the higher tons of propane and butane sold and the increase in the price of ethane.

With respect to the total volumes dispatched from the Cerri Complex, which increased by 24% or 55,475 tons, the increase in the tons of propane and butane exported and ethane shipped to PBB Polisur S.R.L. was offset by the decrease in propane and butane deliveries to the domestic market.

The breakdown of volumes dispatched by market and product and revenues by market is included below:

5

The Other Services segment reported an increase of Ps. 1,668 million, mainly explained by higher natural gas transportation and conditioning services in Vaca Muerta. This effect was partially offset by the negative variation of the exchange rate in constant currency.

Cost of sales and administrative and commercialization expenses for 2Q2023 amounted to Ps. 41,509 million (compared to Ps. 40,218 million in 2Q2022), an increase of Ps. 1,290 million. This variation is mainly due to higher: (i) costs of natural gas processed at Cerri Complex (higher consumption partially offset by the lower price expressed in constant currency), (ii) repair and maintenance expenses of PPE, and (iii) export taxes due to the drop in exported volumes. These effects were partially offset by lower depreciation, turnover tax due to the decrease in revenues, and labor costs.

The following table shows the main components of operating costs, administrative and commercialization expenses and their main variations for 2Q2023 and 2Q2022:

In 2Q2023, financial results suffered a positive variation of Ps. 6,873 million, compared to those registered in the 2022 period. This variation is mainly due to the higher positive result generated by financial assets for Ps. 13,253 million. This effect was partially offset by higher loss due to exchange rate of Ps. 5,331 million (due to the higher exchange rate variation during 2Q2023) and the lower gain from monetary results of Ps. 1,505 million.

4.Consolidated Financial Position Summary

Summary of the consolidated financial position information as of June 30, 2023, and December 31, 2022, 2021, 2020 and 2019:

6

5.Consolidated Comprehensive Income Summary

Summary of the consolidated comprehensive income information for the six-month periods ended June 30, 2023, 2022, 2021, 2020 and 2019:

6.Consolidated Cash Flow Summary

Summary of the consolidated cash flow information for the six-month periods ended June 30, 2023, 2022, 2021, 2020 and 2019:

7.Statistical Data (Physical units)

7

8.Comparative Ratios

9.TGS share market value in Buenos Aires Stock Exchange at closing of last business day (in Argentine Pesos per share)

	2023	2022	2021	2020	2019
January	830.00	225.00	151.65	104.30	125.85
February	834.55	232.60	138.85	93.15	114.50
March	824.75	262.80	139.10	72.15	114.10
April	1,037.90	262.35	139.35	101.80	90.40
May	1,201.15	282.15	152.20	121.50	116.35
June	1,414.60	260.50	156.65	114.10	124.50
July		349.65	159.05	141.35	137.20
August		393.50	193.25	123.85	94.45
September		462.50	192.00	116.60	107.10
October		536.75	217.30	152.95	121.00
November		650.00	184.55	162.50	91.70
December		812.90	181.10	153.15	108.65

10.Outlook

The future of natural gas as an essential fuel for the country's energy matrix is consolidated year after year, which will make Argentina a sustainable country with high growth. We have consolidated ourselves as an integrated service provider in the hydrocarbon industry.

Our strategy aims to position ourselves in a leading role, carrying out vital undertakings for the future of the country, thus consolidating the growth strategy with a leap of magnitude. With this objective, we are adopting an innovative vision, seeking new business opportunities for our clients with a focus on Vaca Muerta.

We also expect to continue executing our growth plan in the area, which currently includes the completion during August 2023 of the extension of the northern section of the Vaca Muerta natural gas gathering pipeline system by 32 km (Los Toldos I Sur - El Trapial), with a transportation capacity of 17 million m3/day and an investment of US$ 47 million and, by the first half of 2024, the completion of the expansion of the Tratayén conditioning plant through the installation of 2 conditioning modules, each with a capacity of 6.6 million m3/day, each with a capacity of 6.6 million m3/day, with an estimated investment of US$ 270 million.

The current economic situation and the tariff review process faced by the authorities implies that we must continue to generate valid and constructive channels of dialogue that allow us to manage a profitable and efficient natural gas transportation business in accordance with the country's energy development, considering the needs of the internal and external demands and of our stakeholders.

In this framework, we will be attentive to the talks with the national authorities in order to advance in the concretion of the new RTI process.

In the Liquids Production and Commercialization Segment, the strategy will be aimed at optimizing the production mix that allows prioritizing those products and distribution channels that provide higher margins, and to maximizing access to the RTP at reasonable costs. For this,

8

it will be very important to be efficient in the management of our assets, ensuring a coordinated, safe and efficient operation.

In financial terms, and given the aforementioned facts, we will continue to prudently manage our funds in order to preserve our shareholders' value given the volatile macroeconomic context in which our activities will be carried out.

Given our current lack of access to financial markets, we believe that we will have to rely solely on the cash flows generated by our operations to meet our working capital, debt service, and capital expenditures requirements for the foreseeable future.

As regards their daily operations, tgs will remain committed to continuous improvement of each of its processes to optimize the use of the resources and to reduce operating costs. To this end, the Company will carry out actions aimed at the reduction of cost without affecting the reliability and availability of the pipeline system. We will continue with the implementation of various actions, such as the standardization and systematization of risk management in pipelines, compressor stations and processing facilities. Finally, we will deepen training initiatives for the staff for technical and management training resources.

Autonomous City of Buenos Aires, August 7, 2023.

Luis Fallo

Chairman of the Board of Directors

9

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2023 AND 2022

(Stated in thousands of pesos as described in Note 3 except for basic and diluted earnings per share)

Notes	Three-month period ended June 30, 2023	2022	Six-month period ended June 30, 2023	2022
Revenues	9.h.	56,709,430	60,460,556	114,189,271	132,773,530
Net cost of sales	9.i	(35,572,461)	(34,504,601)	(69,362,979)	(69,602,029)
Gross profit		**21,136,969**	**25,955,955**	**44,826,292**	**63,171,501**
Administrative expenses	9.j.	(2,367,463)	(2,271,415)	(4,836,440)	(4,085,527)
Selling expenses	9.j.	(3,568,836)	(3,441,499)	(7,352,980)	(8,002,694)
Other operating results, net	9.l.	(81,482)	(155,779)	(75,204)	10,891
Operating profit		**15,119,188**	**20,087,262**	**32,561,668**	**51,094,171**
Net financial results					
Financial income	9.k.	16,762,555	10,314,260	30,842,401	17,193,682
Financial expenses	9.k.	(31,730,539)	(20,332,051)	(58,422,537)	(34,699,115)
Other financial results	9.k.	19,655,488	6,326,912	29,671,999	7,617,990
(Loss) / gain on net monetary position	9.k.	730,627	2,236,406	(608,682)	6,814,248
Total net financial results		**5,418,131**	**(1,454,473)**	**1,483,181**	**(3,073,195)**
Share of profit from associates	12	9,074	42,558	10,485	120,237
Net income before income tax		**20,546,393**	**18,675,347**	**34,055,334**	**48,141,213**
Income tax	15	(8,445,245)	(7,236,663)	(14,944,979)	(15,971,265)
Net income for the period		**12,101,148**	**11,438,684**	**19,110,355**	**32,169,948**
Other comprehensive results		-	-	-	-
Total comprehensive income for the period		**12,101,148**	**11,438,684**	**19,110,355**	**32,169,948**
Net income and total comprehensive income attributable to:					
Owners of the Company		12,101,053	11,438,920	19,110,260	32,170,159
Non-controlling interests		95	(236)	95	(211)
		12,101,148	**11,438,684**	**19,110,355**	**32,169,948**
Total comprehensive income per share attributable to owners of the Company:					
Weighted average of outstanding ordinary shares		752,761,058	752,761,058	752,761,058	752,761,058
Basic and diluted earnings per share		16.08	15.20	25.39	42.74

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Luis Fallo

Chairman of the Board of Directors

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2023 AND DECEMBER 31, 2022

(Stated in thousands of pesos as described in Note 3)

Notes	06/30/2023	12/31/2022
ASSETS			
Non-current assets			
Property, plant and equipment	13	460,536,502	443,725,764
Investments in associates	10	243,055	232,806
Financial assets measured at amortised cost	9.m.	29,956,015	60,517,061
Deferred tax assets	15	8,867	41,302
Other receivables	9.a.	14,984	22,450
Total non-current assets		**490,759,423**	**504,539,383**
Current assets			
Other receivables	9.a.	16,948,708	24,375,173
Inventories		2,368,064	2,762,810
Trade receivables	9.b.	23,825,555	25,524,354
Contract assets		25,202	36,228
Financial assets measured at amortised cost	9.m.	33,511,228	2,167
Financial assets at fair value through profit or loss	9.n.	72,800,819	59,202,136
Cash and cash equivalents	9.c.	8,562,095	4,503,783
Total current assets		**158,041,671**	**116,406,651**
Total assets		**648,801,094**	**620,946,034**
EQUITY			
Common stock		164,103,916	164,103,916
Treasury shares		9,098,122	9,098,122
Cost of acquisition of treasury shares		(16,461,240)	(16,461,240)
Additional paid-up capital		(4,775,260)	(4,775,260)
Legal reserve		21,691,695	19,256,852
Reserve for capital expenditures, acquisition of treasury shares and/or dividends		228,999,707	182,737,675
Accumulated retained earnings		19,110,260	48,696,875
Non-controlling interests		261	166
Total equity		**421,767,461**	**402,657,106**
LIABILITES			
Non-current liabilities			
Deferred tax liabilities	15	32,822,401	32,017,261
Taxes payables	9.f.	22,795	21,525
Contract liabilities	9.d.	22,590,707	17,655,952
Loans	14	131,367,658	136,659,128
Total non-current liabilities		**186,803,561**	**186,353,866**
Current liabilities			
Provisions	16	2,162,970	2,763,637
Contract liabilities	9.d.	1,670,217	1,575,304
Other payables	9.e.	385,407	431,785
Taxes payables	9.f.	1,498,435	1,423,480
Income tax payable		6,454,782	12,481
Payroll and social security taxes payable	9.o.	3,230,399	3,962,662
Loans	14	5,789,050	5,906,601
Trade payables	9.g.	19,038,812	15,859,112
Total current liabilities		**40,230,072**	**31,935,062**
Total liabilities		**227,033,633**	**218,288,928**
Total equity and liabilities		**648,801,094**	**620,946,034**

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Luis Fallo

Chairman of the Board of Directors

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2023 AND 2022

(Stated in thousands of pesos as described in Note 3)

______________________________________________________________________________________________________________________________________________________________________________

Luis Fallo

Chairman of the Board of Directors

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2023 AND 2022

(Stated in thousands of pesos as described in Note 3)

_____________________________________________________________________________________________________

2023	2022
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES		
Total comprehensive income for the period	**19,110,355**	**32,169,948**
Reconciliation of total comprehensive income to cash flows provided by operating activities:		
Depreciation of property, plant and equipment	14,109,132	14,763,460
Derivative financial instrument results	-	3,812
Disposal of property, plant and equipment	438,087	25,060
Share of gain from associates	(10,485)	(120,237)
Increase in provisions	347,167	499,106
Interest expense accrual	4,793,752	5,200,425
Interest loss on other financial assets other than cash and cash equivalents	(27,390,145)	51,188
Income tax	14,944,979	15,971,265
Foreign exchange loss	24,305,878	10,329,792
Acquisition of notes result	-	1,552,274
Loss / (gain) on net monetary position	(660,820)	(9,174,935)
Changes in assets and liabilities:		
Trade receivables	(7,834,145)	(7,172,264)
Other receivables	(759,782)	(3,125,994)
Inventories	(534,519)	(2,831,363)
Trade payables	6,866,668	1,084,495
Contract assets	(1,159)	-
Payroll and social security taxes	551,133	101,803
Tax payables	552,029	421,159
Other payables	98,096	(16,635)
Provisions	(2,249)	(2,184)
Interest paid	(3,988,845)	(4,409,967)
Income tax paid	(2,223,824)	(25,090,403)
Contract liabilities	7,662,646	635,646
Derivative financial instruments payment	-	(130,296)
Cash flows provided by operating activities	**50,373,949**	**30,735,155**
CASH FLOWS USED IN INVESTING ACTIVITIES		
Additions to property, plant and equipment	(30,393,192)	(15,613,445)
Proceeds from liquidation of investments in affiliated companies	234	-
Financial assets not considered cash equivalents	(13,421,847)	(18,134,674)
Cash flows used in investing activities	**(43,814,805)**	**(33,748,119)**
CASH FLOWS (USED IN) / PROVIDED BY FINANCING ACTIVITIES		
Proceeds from loans	256,733	6,608,057
Payment of loans	(438,577)	-
Payment of leases	(25,988)	-
Cost of repurchase of notes	-	(3,695,523)
Cash flows (used in) / provided by financing activities	**(207,832)**	**2,912,534**
NET VARIATION IN CASH AND CASH EQUIVALENTS	**6,351,312**	**(100,430)**
Cash and cash equivalents at the beginning of the year	**4,503,783**	**12,999,286**
Foreign exchange gain on Cash and cash equivalents	245,969	270,728
Loss on the monetary position on Cash and cash equivalents	(2,538,969)	(4,054,152)
Cash and cash equivalents at the end of the period	**8,562,095**	**9,115,432**

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

For further information, see Note 7.

Luis Fallo

Chairman of the Board of Directors

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

1.GENERAL INFORMATION

Business Overview

Transportadora de Gas del Sur S.A. (“tgs” or the “Company”) is one of the companies created as a result of the privatization of Gas del Estado S.E. (“GdE”). tgs commenced operations on December 28, 1992 and it is mainly engaged in the Transportation of Natural Gas, and Production and Commercialization of natural gas Liquids (“Liquids”). TGS’s pipeline system connects major natural gas fields in southern and western Argentina with natural gas distributors and industries in those areas and in the greater Buenos Aires area. The natural gas transportation license to operate this system was exclusively granted to TGS for a period of thirty-five years (“the License”). TGS is entitled to a one-time extension of ten years provided that it has essentially met the obligations imposed by the License and by Ente Nacional Regulador del Gas (National Gas Regulatory Body or “ENARGAS”). The General Cerri Gas Processing Complex (the “Cerri Complex”), where TGS processes natural gas to obtain liquids, was transferred from GdE along with the gas transmission assets. TGS also provides midstream services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and pipeline construction, operation and maintenance services. In addition, telecommunications services are provided through the subsidiary Telcosur S.A. (“Telcosur”). These services consist of data transmission services through a network of terrestrial and digital radio relay.

Subsequently, the corporate purpose of the Company was modified in order to incorporate the development of complementary activities, incidental, linked and / or derived from natural gas transportation, such as the generation and commercialization of electric power and the provision of other services for the hydrocarbon sector in general.

Major Shareholders

tgs’ controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds 51% of the common stock. Local and foreign investors hold the remaining ownership of TGS’s common stock. CIESA is under joint control and in equal parts of: (i) Pampa Energía S.A. (“Pampa Energía”) with 50% and (ii) leading by Sielecki family, Grupo Inversor Petroquímica S.L. (“GIP”) and PCT L.L.C. with the remaining 50%. The National Administration of Social Security ("ANSES") owns 24% of the capital stock of tgs and the remaining 25% is held by the investing public (tgs holds 5.25% of the shares in portfolio).

The following table shows the organizational structure, shareholders and related parties of tgs as of June 30, 2023:

Economic context

The Company operates in a complex economic context whose main variables have recently had strong volatility as a result of political and economic events both domestically and internationally.

At the local level, the measures tending to restrict access to the Mercado Único y Libre de Cambios (“MULC”) in order to contain the demand for dollars continued during the first quarter of 2023, and even tightened after the end of the quarter, which meant a restriction for the companies when operating their businesses. These restrictions implied the implementation of an import payment control system subject to a series of limits determined by the Ministry of Commerce and the Federal Administration of Public Revenues (“AFIP”).

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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These exchange restrictions, or those that may be issued in the future, could affect the Company's ability to access the MULC to acquire the necessary foreign currency to meet its financial obligations.

For more information on Argentina's exchange rate policies, please visit the Central Bank's website: www.bcra.gov.ar.

On July 24, 2023, Presidential Decree No. 377/23 was issued extending the Tax for an Inclusive and Solidarity-based Argentina ("PAIS Tax", for its acronym in Spanish) to the following transactions:

➢The acquisition abroad of personal, cultural, and recreational services (not including educational teaching). Tax rate of 30%.

➢Importation of luxury goods. Tax rate of 30%.

➢The acquisition abroad of services included in the decree (technical, legal, accounting, managerial services, business services in general, charges for the use of intellectual property, advertising, engineering, audiovisual services, among others). Tax rate of 25%.

➢The acquisition abroad of freight services and other transportation services for import or export operations of goods. Tax rate of 7.5%.

➢The importation of goods, except for goods related to the generation of energy, the scope of which has not yet been regulated. Tax rate of 7.5%.

This decree was regulated on July 25, 2023, by AFIP's General Resolution No. 5,393/23, which, among other issues, provides for the payment on account of PAIS Tax for the acquisition of goods of 95% of the total final tax to be paid. Such payment on account must be paid by the importer at the time of the officialization of the import destination. The balance of the remaining 5% PAIS tax must be paid at the time of accessing the MULC when paying abroad, with the intervening bank acting as collection and liquidation agent.

Likewise, Russia's invasion of Ukraine has been an important global destabilizing factor that has generated volatility in the price of commodities.

The context of volatility and uncertainty continues at the date of issuance of these financial statements.

The Company's Management permanently monitors the evolution of the situations that affect its business, to determine the possible actions to be taken and to identify the possible impacts on its financial situation and the results of its operations. The Company's financial statements must be read considering all these circumstances.

Detailed data reflecting subsidiary control as of June 30, 2023, is as follows:

Company	Incorporation country	% of interest	Closing date	Main activity

Telcosur	Argentina	99.98	December 31	Telecommunication Services
CTG	Argentina	100	December 31	Electrical power related services

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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On June 29, 2023, TGSLatam Energía S.A. was dissolved and its dissolution, liquidation and cancellation of registration was registered on July 3, 2023. Therefore, as of June 30, 2023, these financial statements do not contain the consolidation of this company.

2.CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

tgs presents its Condensed Interim Consolidated Financial Statements for the six-month periods ended June 30, 2023 and 2022 preceding its Interim Condensed Separate Financial Statements in accordance with Title IV, Chapter I, Section I, article 1.b.1 of CNV´s regulations requiring the use of International Accounting Standard 34 (“IAS 34”) issued by the International Accounting Standards Board (“IASB”) adopted by the CNV through NT 2013 (the “Rules”).

In these Condensed Interim Consolidated Financial Statements, tgs and its consolidated subsidiaries (CTG and Telcosur), are jointly referred to as “tgs” or “the Company”.

These Condensed Interim Consolidated Financial Statements, which were approved and authorized for issuance by the Board of Directors on August 7, 2023, do not include all the information and disclosures required for annual Financial Statements, and should be read in conjunction with tgs’ annual Financial Statements as of December 31, 2022, issued on March 9, 2023.

3.BASIS OF PRESENTATION

The CNV, in Title IV, Chapter III, Article 1 of the Rules has provided that listed companies must submit their condensed consolidated financial statements by applying Technical Resolution No. 26 (modified by Technical Resolution No. 29) of the Argentine Federation of Professional Councils of Economic Sciences ("FACPCE"), which adopts the International Financial Reporting Standards ("IFRS") issued by the IASB, its amendments and circulars for the adoption of IFRS that the FACPCE dictates in accordance with the provisions of that Technical Resolution.

The Company has prepared these Condensed Interim Consolidated Financial Statements in accordance with the accounting framework established by the CNV, which is based on the application of IFRS, particularly IAS 34.

The subsidiaries that reflect tgs's corporate group as of June 30, 2023 are Telcosur and CTG.

The subsidiaries that reflect tgs's corporate group as of December 31, 2022 are Telcosur, CTG and TGSLatam.

For consolidation purposes for the six-month periods ended June 30, 2023 and 2022, Telcosur's financial statements have been used at those dates. The controlled company CTG does not record operations or significant assets and liabilities as of June 30, 2023.

The condensed interim consolidated financial statements for the six-month periods ended June 30, 2023 and 2022 have not been audited. The Management of the Company estimates that they include all the necessary adjustments to reasonably present the results of each period in accordance with the accounting framework applied. The results of the six-month periods ended June 30, 2023 and 2022, do not necessarily reflect the proportion of the results of the Company for the full fiscal year.

Functional and presentation currency

The condensed interim consolidated financial statements are stated in thousands of Argentine pesos (“Ps.”), the functional currency of the Company and its subsidiaries.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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Restatement to current currency

The Condensed Interim Consolidated Financial Statements as of June 30, 2023, including comparative figures, have been restated to take into account changes in the general purchasing power of the Company's functional currency in accordance with IAS 29 "Financial information in hyperinflationary economies” ("IAS 29") and in General Resolution No. 777/2018 of the CNV, using the BCRA's Market Expectations Survey for the last month of the period, since, at the date of closing the Company's accounting books, the INDEC index was not yet available. As a result, the financial statements are expressed in the unit of measurement current at the end of the reporting period.

The variation in the consumer price index (“CPI”) for the restatement of these Condensed Interim Consolidated Financial Statements was estimated at 50.68% and 36.29% for the six-month periods ended June 30, 2023 and 2022, respectively.

Information comparability

The balances as of December 31, 2022 and June 30, 2022 that are disclosed for comparative purposes were restated in accordance with IAS 29, as mentioned above.

4.SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied to these Condensed Interim Consolidated Financial Statements are consistent with those used in the financial statements for the last financial year prepared under IFRS, which ended on December 31, 2022.

New accounting policies, amendments and interpretations issued by the IASB that have been adopted by the Company.

The Company has applied the following standards and/or amendments for the first time as of January 1, 2023:

• Amendments to IAS 12 – Income tax

• Amendments to IAS 8 – Accounting policies, changes in accounting estimates and errors

• Amendments to IAS 1 – Disclosures of accounting policies – Practical Statement 2.

The new accounting standards, amendments and interpretations issued by the IASB that became effective as of January 1, 2023, have not had an impact on the Company's condensed interim consolidated financial statements.

5.FINANCIAL RISK MANAGEMENT

The Company’s activities and the market in which it operates expose it to a series of financial risks: market risk (including foreign exchange risk, interest rate risk, and commodity price risk), credit risk and liquidity risk.

There were no significant changes since the last annual closing in the risk management policies.

Due to the main impacts of the described situation detailed in Note 1 to these condensed interim consolidated financial statements, the Company has implemented a series of measures that will mitigate its impact. In this sense, the Company's Management constantly monitors the evolution of the situations that affect its business, to determine the possible actions to be taken and to identify the possible impacts on its equity and financial position. The Company's financial statements should be read under the light of these circumstances.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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6.CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the Condensed Interim Consolidated Financial Statements in accordance with generally accepted accounting principles requires management to make accounting estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period.

These estimates require management to make difficult, subjective or complex judgments and estimates about matters that are inherently uncertain. Management bases its estimates on various factors, including past trends, expectation of future events regarding the outcome of events and results and other assumptions that it believes are reasonable.

As mentioned in Note 17.a. to the Consolidated Financial Statements as of December 31, 2022, the Company is jointly carrying out a new Comprehensive Tariff Review (“RTI”) process together with ENARGAS, which will culminate once the necessary regulations are issued to grant a tariff framework in accordance to the license with which it operates.

In the Natural Gas Transportation segment, the Company considered scenarios taking into account the transitional tariff regime and the new estimates of macroeconomic variables. Likewise, the Company updated its assessment of impairment indicators in accordance with IAS 36 as of June 30, 2023.

The conclusion of said evaluation was that no new factors were identified that negatively affect the premises underlying the recoverable value of the assets included within PPE, with respect to the last evaluation carried out, as of December 31, 2022.

As of June 30, 2023, based on the above, the Company has determined that it is not necessary to record an additional impairment charge or a reversal to the existing one.

7.SUPPLEMENTAL CASH FLOW INFORMATION

For purposes of the condensed interim consolidated statement of cash flows, the Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents. The cash flow statement has been prepared using the indirect method, which requires a series of adjustments to reconcile net income for the period to net cash flows from operating activities.

Non-cash investing and financing activities for the six-month periods ended June 30, 2023 and 2022 are presented below:

Note 14 includes a reconciliation between the opening and closing balance of the financial liabilities arising from financing activities.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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8.CONSOLIDATED BUSINESS SEGMENT INFORMATION

IFRS 8 “Operating Segments” (“IFRS 8”) requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company’s CODM is the Board of Directors.

The Company analyzes its businesses into four segments: (i) Natural Gas Transportation Services, subject to ENARGAS regulations, (ii) Liquids Production and Commercialization, (iii) Other Services including midstream, among others, and (iv) Telecommunications. These last three business segments are not regulated by ENARGAS. Liquids Production and Commercialization segment is regulated by the SE.

Detailed information on each business segment for the six-month periods ended June 30, 2023 and 2022 is disclosed below:

The breakdown of revenues by market and opportunity for the six-month periods ended June 30, 2023 and 2022 is as follows:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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9.SUMMARY OF SIGNIFICANT STATEMENT OF FINANCIAL POSITION AND STATEMENT OF COMPREHENSIVE INCOME ITEMS

a)Other receivables

b)Trade receivables

The movement of the allowance for doubtful accounts is as follows:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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c)Cash and cash equivalents

d)Contract Liabilities

e)Other payables

f)Taxes payables

g)Trade payables

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

h)Revenues and others

i)Net cost of sales

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

j)Expenses by nature – Information required under art. 64 paragraph I, clause B) Commercial Companies Law for the six-month periods ended June 30, 2023 and 2022

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

k)Net financial results

l)Other operating results, net

m) Financial assets at amortized cost

n)Financial assets at fair value through profit or loss

o)Payroll and social security taxes payable

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

10.INVESTMENTS IN ASSOCIATES

11.JOINT ARRANGEMENTS

The breakdown of the amounts included in the statements of financial position related to the Company's participation in the UT as of June 30, 2023 and December 31, 2022, and its results for the six-month periods as of June 30, 2023 and 2022 is the following:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

12.SHARE OF PROFIT FROM ASSOCIATES

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

13.PROPERTY, PLANT AND EQUIPMENT

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

14.LOANS

Short-term and long-term loans as of June 30, 2023 and December 31, 2022 comprise the following:

Loans are totally denominated in US dollars.

The activity of the loans as of June 30, 2023 and 2022 is the following:

In January 2023, the Company entered into a new financial lease for Ps. 870,765. It is denominated in US dollars, payable in fixed monthly installments until December 2027.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The maturities of current and non-current financial debt, net of issuance costs, as of June 30, 2023 are as follows:

As of the date of issuance of these Interim Condensed Consolidated Financial Statements, the Company and its controlled companies are in compliance with the covenants established in all of their financial debt.

15.INCOME TAX AND DEFERRED TAX

On June 16, 2021, "Law No. 27,630: Amending the Income Tax Law" was published in the Official Gazette which, among other issues, introduces a change in the income tax rate effective for fiscal years beginning on or after January 1, 2021. The amendment establishes a stepped system of rates in three segments according to the level of accumulated net taxable income: a first step of 25% for accumulated net income up to $5 million pesos; the second step of 30% for accumulated net income between $5 and $50 million pesos; and a last segment of 35% for accumulated net income over $50 million pesos. The amount of accumulated net profits will be adjusted annually, starting January 1, 2022, considering the annual variation of the CPI provided by INDEC.

Likewise, dividends distributed to foreign individuals and beneficiaries will be taxed at a rate of 7%.

For the determination of the deferred and current income tax charge as of June 30, 2023, the Company has applied the progressive tax rate in force as mentioned above.

Previously, the current rate, as provided by Law No. 27,430, was 30% for fiscal years beginning on or after January 1, 2018 and 25% for fiscal years beginning on or after 2022.

The following table includes the income tax expense charged to the statement of comprehensive income in the six-month periods ended June 30, 2023 and 2022:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The composition of the net deferred tax liabilities as of June 30, 2023 and December 31, 2022, is as follows:

16.PROVISIONS

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

17.FINANCIAL INSTRUMENTS BY CATEGORY AND HIERARCHY

17.1 Financial instrument categories

There have been no significant changes regarding the accounting policies for the categorization of financial instruments to the policies disclosed in the financial statements as of December 31, 2022.

The categories of financial assets and liabilities as of June 30, 2023 and December 31, 2022 are as follows:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

17.2 Fair value measurement hierarchy and estimates

According to IFRS 13, the fair value hierarchy introduces three levels of inputs based on the lowest level of input significant to the overall fair value. These levels are:

•Level 1: includes financial assets and liabilities whose fair values are estimated using quoted prices (unadjusted) in active markets for identical assets and liabilities. The instruments included in this level primarily include balances in mutual funds and public or private bonds listed on the Bolsas y Mercados Argentinos S.A. (“BYMA”).

•Level 2: includes financial assets and liabilities whose fair value is estimated using different assumptions quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (for example, derived from prices).

•Level 3: includes financial instruments for which the assumptions used in estimating fair value are not based on observable market information.

The table below shows different assets at their fair value classified by hierarchy as of June 30, 2023:

The fair value amount of the financial assets is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

As of June 30, 2023, the carrying amount of certain financial instruments used by the Company including cash, cash equivalents, other investments, receivables, payables and short-term loans are representative of fair value.

The estimated fair value of Non-current loans is estimated based on quoted market prices. The following table reflects the carrying amount and estimated fair value of the 2018 Notes at June 30, 2023, based on their quoted market price:

18.ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Balances in foreign currencies as of June 30, 2023 and December 31, 2022 are detailed below:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

19.REGULATORY FRAMEWORK

The main regulatory issues are described in Note 17 to the annual consolidated financial statements as of December 31, 2022. As of the date of issuance of these Interim Condensed Consolidated Financial Statements, there were no additional developments except for the following:

Transitional increase in natural gas transportation tariffs

On March 16, 2023, the Board of Directors of tgs approved the proposed addendum to the transitory renegotiation agreement (the "2023 Transitional Agreement") sent by ENARGAS. Such addendum was subsequently ratified by the PEN through Presidential Decree No. 250/2023 of April 29, 2023. Previously, on April 27, 2023, ENARGAS issued Resolution No. 186/2023 through which the new tariff charts in force were published.

The 2023 Transition Agreement has similar conditions to the 2022 Transition Agreement. The 2023 Transition Agreement includes:

•Effective as from April 29, 2023 a transitional tariff increase of 95% on the natural gas transportation tariff and the Access and Use Charge.

During its term, tgs may not in any case: a) Distribute dividends; nor b) Directly or indirectly prepay financial and commercial debts contracted with shareholders, acquire other companies or grant credits, unless the credits benefit the users or are granted to contractors that do not fall within the assumptions mentioned above. In the event that tgs considers it is appropriate to proceed in the opposite direction to the provisions of paragraph a) above, attaching the corresponding supporting documentation, tgs may request to ENARGAS to submit a status report to the Ministry of Economy, so that the Ministry may authorize or not, and if applicable, determine the manner and form of the requested action. In the event that tgs considers that it is appropriate to proceed in the opposite direction to the provisions of paragraph b) above, it must also submit before ENARGAS, in a documented manner, the grounds that support such decision, for its authorization. In the event that a disguised dividend distribution operation is detected, the request will be forwarded to the Ministry of Economy for its substantiation in that orbit. For such purpose, the Ministry will notify its decision to the applicant and to ENARGAS.

20.COMMON STOCK AND DIVIDENDS

a)Common stock structure and shares’ public offer

As of June 30, 2023, tgs’ common stock was as follows:

	Amount of common stock, subscribed, issued and authorized for public offer
Common Shares Class (Face value $ 1, 1 vote)	Outstanding shares	Treasury Shares	Common Stock
Class “A”	405,192,594	-	405,192,594
Class “B”	347,568,464	41,734,225	389,302,689
Total	752,761,058	41,734,225	794,495,283

tgs's shares are traded on the BYMA and under the form of the ADSs (registered with the Securities and Exchange Commission (“SEC”) and representing 5 shares each) on the New York Stock Exchange.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

b)Acquisition of treasury shares

During the six-month period ended June 30, 2023, the Company has not acquired treasury shares.

As of June 30, 2023, the Company holds 41,734,225 treasury shares, representing 5.25% of the total share capital. The acquisition cost of the treasury shares in the market amounted to Ps. 16,461,240 and the Additional paid-up capital amounted to Ps. 4,775,260, which, in accordance with the provisions of Title IV, Chapter III, Article 3.11.c and e of the Rules, restricts the amount of the realized and liquid gains mentioned above that the Company may distribute.

c)Restrictions on distribution of retained earnings

Pursuant to the General Companies Act and CNV Rules, we are required to allocate a legal reserve (“Legal Reserve”) equal to at least 5% of each year’s net income (as long as there are no losses for prior fiscal years pending to be absorbed) until the aggregate amount of such reserve equals 20% of the sum of (i) “common stock nominal value” plus (ii) “inflation adjustment to common stock,” as shown in our consolidated statement of changes in equity.

Finally, and as mentioned in subsection b of this note, the amounts subject to distribution are restricted up to the acquisition cost of treasury shares and the paid-up capital.

In accordance with current exchange regulations and in order to have access to the exchange market, for the payment of dividends to non-resident shareholders of Argentina, the Company must require the prior approval of the BCRA.

21. LEGAL CLAIMS AND OTHER MATTERS

Between January 1, 2023 and the date of issuance of these Condensed Interim Consolidated Financial Statements, there were no news regarding legal claims and other matters. For more information regarding the claims and legal matters of the Company, see Note 20 “Legal claims and other matters” to the Consolidated Financial Statements as of December 31, 2022.

22. BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

Key management compensation

The accrued amounts corresponding to the compensation of the members of the Board of Directors, the Statutory Committee and the Executive Committee for the six-month periods ended June 30, 2023 and 2022 were Ps. 403,435 and Ps. 390,906, respectively.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Balances and transactions with related parties

The detail of significant outstanding balances for transactions entered into by tgs and its related parties as of June 30, 2023 and December 31, 2022 is as follows:

As of June 30, 2023, tgs holds Ps. 4.232.397 corresponding to dollar-linked notes issued by CT Barragán S.A. that accrue an annual rate above the exchange rate established in BCRA Communication "A" 3500.

The book value of the notes is disclosed within the caption “Other financial assets at fair value through profit or loss”.

The detail of significant transactions with related parties for the six-month periods ended June 30, 2023 and 2022 is as follows:

Six-month period ended June 30, 2023:

Six-month period ended June 30, 2022:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

23.ASSOCIATES AND JOINT AGREEMENT

Associates with significant influence

Link:

Link was created in February 2001, with the purpose of the operation of a natural gas transportation system, which links TGS’s natural gas transportation system with the Cruz del Sur S.A. pipeline. The connection pipeline extends from Buchanan (Buenos Aires province), located in the high-pressure ring that surrounds the city of Buenos Aires, which is part of TGS’s pipeline system, to Punta Lara. tgs has a 49% shareholding in this company, while Pan American Sur S.A. has a 20.40% shareholding, Shell Argentina S.A. has a 25.50% shareholding and Wintershall Dea Argentina S.A. has a 5.10% shareholding.

TGU:

TGU is a company incorporated in Uruguay. This company rendered operation and maintenance services to Gasoducto Cruz del Sur S.A. and its contract terminated in 2010. TGS holds 49% of its common stock and Pampa Energía holds the remaining 51%.

EGS (liquidated company):

In September 2003, EGS, a company registered in Argentina, was incorporated. The ownership is distributed between TGS (49%) and TGU (51%).

EGS owned a natural gas pipeline, which connects TGS’s main pipeline system in the Province of Santa Cruz with a delivery point on the border with Chile.

In October 2012, ENARGAS issued a resolution which authorizes EGS to transfer the connection pipeline and service offerings in operation to TGS. On November 13, 2013, the sale of all the fixed assets of EGS to TGS for an amount of US$ 350,000 was made, the existing natural gas transportation contracts were transferred and the procedures to dissolve the Company were initiated.

The Board of Directors Meeting held on January 13, 2016, approved to initiate the necessary steps for the dissolution of EGS. The Special Shareholders Meeting held on March 10, 2016 appointed EGS’ liquidator.

The liquidating board of directors of EGS held on March 31, 2023 reported the Final Distribution Project of the liquidation proceeds. On June 26, 2023, the Extraordinary General Meeting of EGS approved the final liquidation balance sheet for the irregular fiscal year ended March 31, 2023 and approved the cancellation of the corporate registration of EGS before the General Inspection of Justice. As of the date of issuance of these interim consolidated financial statements, the distribution project was executed by the liquidator. The proceedings for the registration of the liquidation and its cancellation are still pending before the General Inspection of Justice.

Joint Agreement

UT:

The Board of Directors of tgs approved the agreement to set up the UT together with SACDE. The objective of the UT is the assembly of pipes for the construction of the project of "Expansion of the System of Transportation and Distribution of Natural Gas" in the Province of Santa Fe, called by National Public Bid No. 452-0004-LPU17 by the MINEM (the "Work").

On October 27, 2017, tgs - SACDE UT signed the corresponding work contract with the MINEM.

The UT will remain in force until its purpose has been fulfilled, i.e., once the works involved in the Project have been completed and until the end of the guarantee period, set at 18 months from the provisional reception.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

As a result of the situation of the economic context and the COVID mentioned in Note 1, the UT sent a letter to Integración Energética Argentina S.A. (“IEASA”), a company currently part of the Ministry of Productive Development, requesting, among other issues, the reestablishment of the economic-financial equation, readjustment of the work schedule, approval of cost redeterminations and price adjustments under the current legal regime.

On July 9, 2021, the UT and IEASA signed a restart order and a restart certificate for the works related to the Work, through which the work schedule was readjusted and IEASA also assumed the commitment to manage and join efforts to guarantee the cash flow in order to avoid new effects on the economic-financial structure of the contract for the Work, which would give rise to new requests -by the UT- for the recomposition of the economic-financial equation of the contract and the schedule of execution of the Work.

24.INFORMATION REQUIRED BY ARTICLE 26 OF SECTION VII CHAPTER IV TITLE II OF CNV RULES

In order to comply with General Resolution No. 629/2014 tgs informs that, as of August 7, 2023, supporting and management documentation related to open tax periods is safeguarded by Bank S.A. at its facilities are located at Ruta Panamericana Km 37,5, Province of Buenos Aires.

As for commercial books and accounting records, they are situated in the headquarters of the Company in areas that ensure its preservation and inalterability.

The Company has available in its headquarters to CNV details of the documentation given in safeguard to third parties.

25.SUBSEQUENT EVENTS

There were no existing significant subsequent events between the closing date of six-month period ended June 30, 2023 and the date of the approval (issuance) of these condensed interim consolidated financial statements.

         Luis Fallo

Chairman of the Board of Directors

English translation of the original in Spanish published in Argentina

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders, President and Directors of

Transportadora de Gas del Sur S.A.

Legal address: Madero Office – Cecilia Grierson 355, 26th floor,

City of Buenos Aires

Tax Code No. 30-65786206-8

I- Report on the Financial Statements Introduction

1.We have reviewed the accompanying condensed interim consolidated Financial Statements of Transportadora de Gas del Sur S.A. (hereinafter, “the Company”), which comprise: (a) the consolidated statement of financial position at June 30, 2023, (b) the consolidated statements of comprehensive income for the three and six-month period then ended, of changes in shareholders’ equity and of cash flows for the six-month period then ended and (c) the selected explanatory notes.

The responsibility of the Company’s Board of Directors for the Financial Statements

2.The Board of Directors of the Company is responsible for the preparation and presentation of the consolidated Financial Statements under International Financing Reporting Standards (IFRS) as approved by the International Accounting Standards Board (IASB) and adopted by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE) as professional accounting standards and included by the Comisión Nacional de Valores (CNV) in its regulations, and is therefore responsible for the preparation and presentation of the Financial Statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 Interim Financial Reporting (IAS 34). The Board of Directors is also responsible for such internal control deemed necessary to enable the preparation of the interim financial information free of any significant distortions, whether due to misstatements or irregularities.

Auditors’ Responsibility

3.Our responsibility is to express a conclusion on the Financial Statements mentioned in the first paragraph based on our review, which was conducted in accordance with the International Standard on Review Engagements 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity, issued by the International Auditing and Assurance Standards Board (IAASB), adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE. Such standards requires the auditor to comply with the ethical requirements relevant to the audit of the Company’s annual financial statements. A review of interim financial information consists of making inquiries,

Price Waterhouse & Co. S.R.L. Firma miembro de PricewaterhouseCoopers	Pistrelli, Henry Martin y Asociados S.R.L. Miembro de Ernst & Young Global Limited
Bouchard 557, piso 8º C1106ABG - Ciudad de Buenos Aires Tel: (54-11) 4850-0000 www.pwc.com/ar	25 de Mayo 487 – C1002ABI Buenos Aires - Argentina Tel.: (54-11) 4318-1600 Fax: (54-11) 4510-2220 www.ey.com

primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. This review is substantially less in scope than an audit examination conducted in accordance with International Standards on Auditing and, consequently, it does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

4.Based on our review, nothing has come to our attention that makes us believe that the Financial Statements mentioned in the first paragraph have not been prepared, in all material respects, in accordance with IAS 34.

II-Information on other legal and regulatory requirements

In compliance with current regulations, we report that:

a.The condensed interim consolidated Financial Statements of Transportadora de Gas del Sur S.A., as regards those matters that are within our competence, are in compliance with the provisions of the Companies Law and pertinent resolutions of the Comisión Nacional de Valores.

b.The condensed interim Separate Financial Statements of Transportadora de Gas del Sur S.A. stem from accounting records kept in all formal respects in conformity with legal regulations in force.

c.The information included in items 4, 5, 6 and 8 of the Summary of Activity for the interim periods ended June 30, 2023, 2022, 2021, 2020 and 2019, disclosed by the Company with the condensed consolidated financial statements to comply with CNV regulations, stem from the Company’s condensed interim consolidated financial statements at June 30, 2023 attached, and at June 30, 2022, 2021 and 2020, which are not included in the document attached and based on which we issued our review reports dated August 9, 2022, August 4, 2021 and August 7, 2020, respectively; to which we refer and which must be read with this report, restated at the purchasing power of the currency at the closing date of this period.

d.At June 30, 2023, the liabilities for payments and contributions accrued in favor of the Argentine Integrated Social Security System according to the accounting records amounted to $ 386,272,747, none of which was claimable at that date.

City of Buenos Aires, August 07, 2023.

PRICE WATERHOUSE & CO. S.R.L. (Partner)	PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L (Partner)
Paula Verónica Aniasi	Hernán Crocci

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
Name:	Alejandro M. Basso
Title:	Chief Financial Officer and Services Vice President

By:	/s/Hernán D. Flores Gómez
Name:	Hernán Diego Flores Gómez
Title:	Legal Affairs Vice President

Date: August 18, 2023.